T. Rowe Price Mid-Cap Value Fund, Inc. (the fund), is registered under the

Investment Company Act of 1940 (the 1940 Act) as a diversified, open-end management investment company. The fund seeks to provide long-term capital appreciation by investing primarily in mid-sized companies that appear to be undervalued. The fund has four classes of shares: the Mid-Cap Value Fund

(Investor Class), the Mid-Cap Value Fund–Advisor Class (Advisor Class), the

Mid-Cap Value Fund–R Class (R Class), and the Mid-Cap Value Fund–I Class

(I Class). Advisor Class shares are sold only through unaffiliated brokers and other unaffiliated financial intermediaries, and R Class shares are available to retirement plans serviced by intermediaries. I Class shares generally are available only to investors meeting a $1,000,000 minimum investment or certain other criteria. The Advisor Class and R Class each operate under separate Board-approved Rule 12b-1 plans, pursuant to which each class compensates financial intermediaries for distribution, shareholder servicing,

and/or certain administrative services; the Investor and I Classes do not pay

Rule 12b-1 fees. Each class has exclusive voting rights on matters related solely to that class; separate voting rights on matters that relate to all classes; and, in all other respects, the same rights and obligations as the other classes.

The fund is a named defendant or in a class of defendants in a lawsuit that the

Unsecured Creditors Committee (the Committee) of the Tribune Company has

filed in Delaware bankruptcy court. The Committee is seeking to recover all payments made to beneficial owners of common stock in connection with a leveraged buyout (LBO) of Tribune, including those made in connection with a 2007 tender offer in which the fund participated. A motion to dismiss was filed in this case and the district court granted the motion on January 9, 2017.

The fund was named, also, as a defendant or included in a class of defendants in parallel litigation, which was dismissed by district court and affirmed on appeal by the Second Circuit Court of Appeals. This second action asserted state law constructive fraudulent transfer claims in an attempt to recover stock redemption payments made to shareholders at the time of the LBO. The plaintiffs in this second action filed a petition for a writ of certiorari with the

U.S. Supreme Court. The U.S. Supreme Court removed the petition from its

December 9, 2016 calendar and the matter has not yet been rescheduled. The complaints allege no misconduct by the fund, and management has vigorously defended the lawsuits. The value of the proceeds received by the fund is

$70,070,000 (0.52% of net assets), and the fund will incur legal expenses.

Management is currently assessing the case and has not yet determined the effect, if any, on the fund’s net assets and results of operations.